UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.   20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                          (Amendment No. 4)*

                      WALSHIRE ASSURANCE COMPANY
                           (Name of Issuer)

                COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (Title of Class of Securities)

                               933132102
                            (CUSIP Number)

  Check the following box if a fee is being paid with this statement.
  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















                           Page 1 of 5 pages
                                    SEC 1745 (2/92)

  CUSIP No. 933132102               13G




  1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         L. Edward Sausman
         ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)  x

  3  SEC USE ONLY



  4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          5  SOLE VOTING POWER
       NUMBER OF               260,586 Shares (See Note 1 to Item 4)
        SHARES
      BENEFICIALLY        6  SHARED VOTING POWER
         OWNED                 10,969 Shares (See Notes 2 and 3 to Item 4)
          BY
         EACH             7  SOLE DISPOSITIVE POWER
       REPORTING               260,586 Shares (See Note 1 to Item 4)
        PERSON
         WITH             8  SHARED DISPOSITIVE POWER
                               10,969 Shares (See Notes 2 and 3 to Item 4)

  9  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
         271,555 Shares (See Notes 1, 2 and 3 to Item 4)

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

       SHARES*

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.79% (See Note 4 to Item 4)

  12 TYPE OF REPORTING PERSON*
         In












                 *SEE INSTRUCTION BEFORE FILLING OUT!

                           Page 2 of 5 pages
                                    CUSIP No. 933132102               13G




  1  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Beverly G. Sausman
         ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)  x

  3  SEC USE ONLY



  4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                          5  SOLE VOTING POWER
       NUMBER OF              10,660 Shares (See Note 3 to Item 4)
        SHARES
      BENEFICIALLY        6  SHARED VOTING POWER
         OWNED                260,895 Shares (See Notes 1 and 2 to Item 4)
          BY
         EACH             7  SOLE DISPOSITIVE POWER
       REPORTING              10,660 Shares (See Note 3 to Item 4)
        PERSON
         WITH             8  SHARED DISPOSITIVE POWER
                              260,895 Shares (See Notes 1 and 2 to Item 4)

  9  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
         271,555 Shares (See Notes 1, 2 and 3 to Item 4)

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

       SHARES*

  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.79% (See Note 4 to Item 4)

  12 TYPE OF REPORTING PERSON*
         In












                 *SEE INSTRUCTION BEFORE FILLING OUT!

                           Page 3 of 5 pages


  Item 1.    Name and Address of Issuer.

         (a) This Statement relates to the common stock, par value $.01 per share (the Common Stock ), of Walshire Assurance Company (the Company ).

         (b) The Company s principal executive offices are located at 3350 Whiteford Road, P. O. Box 3849, York, PA 17402-0138.

  Item 2. Name, Address and Citizenship of Person Filing, Title of Class of Securities and CUSIP Number.

         (a) This Statement is filed by L. Edward Sausman, Jr. and Beverly G. Sausman.

         (b) The address of Mr. and Mrs. Sausman s business office is P. O. Box 158, Thompsontown, PA 17094.

         (c) Mr. and Mrs. Sausman are citizens of the United States.

         (d) Title of Class of Securities: Common Stock, par value $.01 per shares.

         (e) CUSIP Number: 933132102.

  Item 3.    Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b).

             Not Applicable.

  Item 4.    Ownership.

         (a) Items 5, 6, 7, 8, 9 and 11 from Pages 2 and 3 of this Statement are incorporated by reference. The filing of this

             Statement shall not be construed as an admission that the reporting person is for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Statement.

             Note 1. Such amount includes: (i) 223,744 shares of Common Stock which are owned individually by Mr. Sausman, Jr. and
             (ii) 36,842 shares of Common Stock which are issuable pursuant to options granted to Mr. Sausman, Jr. which are exercisable within 60 days from the date of this Statement.

             Note 2. Such amount represents 309 shares of Common Stock owned jointly by L. Edward Sausman, Jr. and Beverly G. Sausman.

             Note 3. Such amount represents 10,660 shares of Common Stock owned individually by Mrs. Sausman.






                           Page 4 of 5 pages




             Note 4. This percentage is obtained by dividing the amount of shares of Common Stock beneficially owned by Mr. and Mrs. Sausman, Jr. by the sum of (i) 4,650,713 shares of Common Stock, the number of issued and outstanding shares of common stock as of the most recent practicable date and (ii) 36,842 shares of Common Stock which are issuable as described in
             Note 1 above.

  Item 5.    Ownership of Five Percent or Less of a Class.

             Not Applicable.

  Item 6.    Ownership of More than Five Percent on Behalf of Another
             Person.

             Not Applicable.

  Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

             Not Applicable.

  Item 8.    Identification and Classification of Members of the Group.

             Not Applicable.

  Item 9.    Notice of Dissolution of Group.

             Not Applicable.

  Item 10.   Certification.

             Not Applicable.

  Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


  Dated:  January 20, 1997



                                      L. Edward Sausman, Jr.




                                      Beverly G. Sausman


  Page 5 of 5 pages